UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2005

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated February 14, 2005:  Second Quarter Results

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

DATE:  14 February 2005

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRUGF

NEWS RELEASE

Second Quarter Results

LONDON, United Kingdom: February 14, 2005. – Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK) is pleased to report its financial and operating results for the six months ended December 31, 2004.

The company has a group surplus of $ 0.4 million, before interest, tax, depreciation and amortisation, arising from the start of production at the Nalunaq Gold Mine (NGM) in Greenland in May 2004 and has continues to benefit from the cash flow generated by ore processing.

In line with Canadian GAAP, reported turnover is stated after deducting milling and refining costs and the reported GAAP turnover for the three-month period ended 31 December 2004 is $5.8 million. The cash costs at Nalunaq during this period were approximately $280 per oz, including milling and processing costs. Gross gold sales for the six-month period to date were $16.3 million and for the quarter were $6.4 million, stated before milling and refining costs. The net loss of $4.3 for the quarter includes $1.9 million of non-recurring interest and finance costs in connection with a negotiated early conversion of the Company’s convertible bonds, issued in September 2003 and costs associated with the 150 million NOK bonds issued in October 2004. Furthermore operating costs were negatively affected by the decision to go from two to one mining methods and the decision to advance the development work at Nalunaq to facilitate a less cyclical and thus more stable and cost effective production The results of this and the purchase of new equipment to facilitate the mining method chosen will be seen over the next two quarters. The major part of the development necessary for the next 6-8 months of production has now been done.

The grades achieved in connection with production to date are consistent with the characteristics typical for a narrow vein high-grade deposit.  The deposit consists of several high grade “bands” typically holding grades of around 30 g/t or higher. Between these high-grade bands, the grade can vary between 10-12 g/t up to 20 g/t. In practice this means that the grades achieved on a campaign by campaign basis can vary considerably and focus should be given to average grades over a longer time period. The Company believes the overall planned grades outlined in its mine plan should be achieved; particularly as overall dilution is reduced through the chosen mining method.

Financial Results for the Second Quarter

The Company achieved EBITDA for the six months ended December 31, 2004 of $0.4 million (2003 - $0.2 million) and for the quarter ended December 31, 2004 $(0.9) million (2003 – ($0.2) million).

The net loss for the six months ended December 31, 2004 was $4.7 million (2003 - ($0.3) million and a net loss for the quarter was $4.3 million (2003 – profit of $0.6 million).

The results of the quarter were partly driven by activities at Nalunaq, but primarily by interest and finance charges relating bond financing and negotiated conversion of 22,250,000 convertible bonds, which took place in October 2004.  The Company paid $1.2 million to its convertible bondholders to induce them to convert their position.  This cost is reflected in the results for the period.  Without conversion interest charges of approximately $2.2 million would have been payable over the remaining term of the bonds. The transaction has therefore resulted in a net saving of $1 million in interest.   The 2003 results for the same period benefited from a one-time gain from the sale of the Company’s geothermal asset ($1.0 million) and equity income from Barberton ($0.4 million).

During the quarter the Company recorded sales of Nalunaq gold ore totalling $5.8 million (2003 - $Nil). For the six-month period revenues from sales of gold ore total $13.4 million (2003 - $Nil), All revenues are stated net of processing and refining costs.  Production expenses of $5.1 million were recorded for the quarter (2003 - $Nil) and $9.8 million (2003 - $Nil) for the six month period ended December 31, 2004. These costs are in line with planned levels for the initial phase of production. Nalunaq Gold Mine is expected commence repayment of its debt to share holders in Q4.

As previously announced, Nalunaq has for the first six month months of operations tested two different mining methods with the target of achieving a minimum dilution and minimum of development. The evaluation process is now over, and the company has chosen to proceed with the “long hole” method as this has given the best operational control particularly related to a minimum dilution. In parallel with this a thorough study has been performed on the performance and suitability of the equipment presently used on site. New and more suitable equipment for the long hole method will be arriving at site during Q3 and Q4. Management believes a significant improvement of performance and cost is anticipated to take place over the next two quarters and believes its declared target cash cost of USD 200/ounce will be reached in Q4.

Administrative expenses for the quarter were $1.6 million (2003 - $1.0 million) and for the six months ended December 31, 2004 were $3.1 million (2003 - $1.9 million).  The year on year increase is entirely attributable to the start of production at Nalunaq and the consolidation of admin cost from Nalunaq in-group numbers.  Prior to the start of production, costs associated with the development of the project were capitalized. As production commenced on May 1, 2004 the comparative figures exclude these costs. Also included within this heading were non-recurring expenses of $0.2 million relating to the costs arising from the official opening of the Nalunaq Mine.

Interest and finance charges for the quarter were $2.1 million (2003 - $0.4 million) and for the six-month period are $2.7 million (2003 - $0.5 million).  These charges derived almost entirely from interest, amortization of financing costs and accretion charges arising from convertible bonds issued by the Company in the year ended June 30, 2004, and from new bonds issued by the Company in October 2004.

Equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) for the quarter were a small loss of $18,000 compared to a profit of $266,000 for the same period in 2003.  Equity earnings for the six months are a loss of $28,000 compared to earnings $427,000 for the same period in 2003.

Barberton did not achieve its target for the quarter or the six-month period owing to lower tonnage and grades of ore. Based on information received from Barberton, management believes the problems giving rise to the small loss in Q1 and Q2 have now been addressed and earnings from Barberton should return to their historical more usual levels in the next quarter. Included in earnings for the period ended September 30, 2003 are profits from Barberton and also interest earned on a loan advanced by the company. This loan was converted to preference share capital in December 2003. A full six months of interest is reflected in Barberton’s earning for 2003 and not in 2004.

The hedge gains realized by Barberton in the previous financial year significantly reduced its debt burden.  Despite its lower than expected results for the six months to December 31, 2004, Barberton is now in a position to commence returns to shareholders as funds previously used for debt service will be distributed to share holders. The impact of which will be recorded in subsequent quarter’s results.

During the period the Company continued to manage the reduction of its interests in the share capital of Asia Pacific Resources (“APR”) and Metorex Limited (“Metorex”).  At December 31, 2004, the Company’s main source of liquidity was cash of $18.6 million (June 30, 2004 - $2.0 million).  At December 31, 2004, the Company’s consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $18.6 million (June 30, 2004 - $0.9 million).

The Company had total assets of $93.4 million at December 31, 2004 (June 30, 2004 - $74.4 million) and shareholders’ equity of $53.4 million (June 30, 2004 - $46.8 million).

Outlook

In the last two years Crew has made significant progress with its strategy of ensuring that assets with a near term cash flow potential are brought into production, while non-core assets are sold or brought into joint ventures to release their intrinsic values. The company is now poised for growth with a target of becoming a mid-tier gold producer during the calendar year of 2005.

In line with plan, the next shipment of Nalunaq ore has been scheduled for mid-March 2005.

On February 11, 2005 Crew, with affiliated local partners, reported an acquisition of 72.5% of Apex Mines in the Philippines. This acquisition strengthens Crews position in a rapidly growing mining market in the Philippines. Further more the acquisition of Apex, with its 1200 t/d milling capacity, has the potential of bringing the company well on it’s the way of becoming a mid tier gold producer in 2005. Crew believes the Apex properties have a considerable exploration potential beyond the resources defined today.

An exploration program is being implemented for Nalunaq to significantly increase the resource base. The exploration program for the South Block (valley sector) on Nalunaq has been developed with a time line of approximately 6 months.  Subsequent to the South Block program, the Company is planning a further expansion into a similar target known as the Upper Block (mountain sector between 600-900 levels). Finally, a number of exploration programs will be established for the other Greenlandic gold concessions where Crew has an interest.

Other non-gold interests

On February 2, 2005 the Greenlandic Authorities granted an Exploitation License to Seqi Olivine A/S.  The Seqi project is now moving to a pre-production stage with a goal of establishing test production late 2005.

In addition to the projects with near term cash flow potential, the Company has, and will continue to, work toward industrial partnerships on non-gold projects with a longer time horizon. This is in particular, the case for the Mindoro Nickel Project (“MNP”) where we view the fundamental framework both politically and industrially, to have substantially improved over the last 6-12 months. MNP is a very large project that, when brought into production, will have a major impact on Mindoro and the surrounding regions. Crew is developing a strategy that has strong local foundation, possibly with governmental and/or provincial equity participation.  MNP must also find a strong industrial partner, preferably an off taker/end user with necessary financial strength to lift the project into production. A number of discussions on possible paths forward are in progress and the Company is optimistic that it will develop a long-term viable arrangement among all interested stakeholders within the current fiscal year. The Company has a number of ongoing discussions with potential partners that coincide with the above-described strategy

On January 12, 2005, the Company’s wholly owned subsidiary, Crew Minerals AS was granted, at no cost, the exclusive title for two porphyry-molybdenite properties located in the Oslo region, Norway, the Hurdal and Skrukkelia Mo project’s. The Hurdal project is the largest molybdenite deposit in Europe.  Crew is now seeking an industrial partnership to commence the development of this project.

Crew sees these projects as major strategic assets to building Crew Minerals further into an independent company.

A conference call has been scheduled to discuss the results on Tuesday 15th at 14:00 UK time. Call in number is +44 (0)207 987 2200, code 5278821#.

To view complete financial statements, click on

http://www.crewgold.com/default.asp?V_DOC_ID=954

Jan A. Vestrum

President & CEO

This news release contains certain “Forward-Looking Statements”. All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and  uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially  from those anticipated in such statements. Forward-looking statements  are based on the estimates and opinions of management  on the date the statements are made,  and Crew does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinion change.

”EBITDA” is a non-GAAP measure of performance that describes our earnings before interest, taxes, depreciation, and amortization. “Gross gold sales” is a non GAAP measure derived from ounces produced from processing multiplied by the then current gold price. EBITDA and gross gold sales are not defined terms under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning. As such, EBITDA and gross gold sales may not be directly comparable to EBITDA and gross gold sales reported by other similar issuers.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com